

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 31, 2013

Via E-mail
Gerard McGowan
Managing Director and Executive Chairman
CBD Energy Limited
Suite 2-Level 2, 53 Cross Street Double Bay
Sydney NSW 2028
Australia

> **Re: CBD Energy Limited**
> **Registration Statement on Form 20-FR12B**
> **Filed on October 15, 2013**
> **File No. 001-36136**

Dear McGowan:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Item 18. Financial Statements, page 98

1.   Refer to our prior comment 18. Please revise to update the audited financial statements to June 30, 2013, your most recently completed year end, or explain to us why those audited financial statements are not required under Item 8 to Form 20-F.

Interim Financial Statements as of December 31, 2012

Note 29. Events after the balance sheet date, page F1-73

2.   Please refer to our prior comment 21. We note that the majority of the sales price of the Larkden assets is collectible over a period extending to 2017. We also note that consideration may be reduced by $1 million if certain targets of installed capacity of the storage technology are not met within three years of the date of sale. While we see your

response that you believe it is probable that the installation criteria will be achieved and that you will realize the consideration, we have continuing concerns about the accounting for the transaction. In that regard, please respond to the following:

- We see that you, in part, relied upon a valuation report from 2012 in concluding that it is probable that the capacity criteria will be achieved. Describe to us the extent to which the conclusions in the valuation report rely on information provided by your management;

- In light of the loss on sale of the patents and the age of the valuation report, tell us why you believe the conclusions in the report continue to be valid;

- Describe to us the specific factors related to the purchaser that you considered in concluding that the purchaser has the technical and financial ability to achieve the required installation capacity and perform under the arrangement; and

- In light of the extended payment period and purchase price contingency, tell us how you have not retained significant risks of ownership.

Your written response should more fully explain how you applied the criteria from IAS 18 in arriving at the accounting for the transaction.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Andri Boerman at (202) 551-3645 or Gary Todd at (202) 551-3605 if you have questions regarding comments on the financial statements and related matters. Please contact Tim Buchmiller at (202) 551-3635 or Dan Morris at (202) 551-3314 with any other questions.

Sincerely,

/s/ Daniel Morris for

Amanda Ravitz
Assistant Director

cc (via e-mail):   Yvan-Claude Pierre, Esq.
                   Reed Smith LLP